ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

WWW.FOLEY.COM

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

035194-0102

March 2, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Parnassus Income Funds - File Nos. 033-36065 and 811-06673

Ladies and Gentlemen:

On behalf of Parnassus Income Funds (the “Trust”), we are transmitting for filing pursuant to Rules 472 and 485 under the Securities Act of 1933, as amended, Post-Effective Amendment No. 34 to Form N-1A Registration Statement, including exhibits. The Trust is filing Post-Effective Amendment No. 34 pursuant to Rule 485(a)(1) to add Institutional Class shares to certain of its series. The current prospectus and statement of additional information for the Investor Class shares are not changed by the filing of this Post-Effective Amendment No. 34 to the Trust’s Registration Statement.

The Trust has designated on the facing sheet of Post-Effective Amendment No. 34 that such Post-Effective Amendment become effective on May 2, 2015 pursuant to Rule 485(a)(1). Please note that the Trust will file a post-effective amendment pursuant to Rule 485(b) to, among other things, respond to any comments that the staff may have.

Please call the undersigned at (414) 297 5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc: John Skidmore

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.